SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated November 2, 2010, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES OF THE SHAREHOLDERS’ MEETING.

The Shareholders’ Meeting approved by majority vote the appointment of The Bank of New York Mellon (BONY) and IRSA Inversiones y Representaciones Socieadad Anónima for them to approve and sign the minutes of the Shareholders’ Meeting.

2. CONSIDERATION OF THE DOCUMENTATION SET FORTH IN SECTION 234, SUBSECTION 1, LAW 19,550, FOR THE FISCAL YEAR ENDED 06-30-10.

The Shareholders’ Meeting approved by majority vote not to read the material submitted, and it approved all the terms as it would be subject to the shareholder’s meeting.

3. CONSIDERATION OF DUTIES DISCHARGED BY THE BOARD OF DIRECTORS.

The Shareholders’ Meeting approved by majority vote the duties discharged by the Board of Directors and each of its members, as well as the duties discharged by the Audit Committee and the Executive Committee, for the fiscal year 2009/2010.

4. CONSIDERATION OF DUTIES DISCHARGED BY THE SUPERVISORY COMMITTEE.

The Shareholders’ Meeting approved by majority vote the duties discharged by the Supervisory Committee, for the fiscal year ended 06-30-10.

5. DISCUSSION AND ALLOCATION OF RESULTS OF THE FISCAL YEAR ENDED 06-30-10, WHICH SHOWED PROFITS IN THE AMOUNT OF $119,102,000.

The Shareholders’ Meeting approved by unanimous vote (i) the early dividend in cash, previously established by the Board of Directors, for an amount of Ps. 113,000,000,; (ii) to allocate 5% of the fiscal year results (that is Ps. 5,955,100) to Legal Reserve Account, and the remaining profits (that is Ps. 146,900) to the account Free Availability Reserve.

6. CONSIDERATION OF REMUNERATION PAYABLE TO BOARD MEMBERS FOR THE FISCAL YEAR ENDED 06-30-10, IN THE AMOUNT OF $21,839,571, $16,182,226 IN EXCESS OF THE MAXIMUM AMOUNT EQUIVALENT TO FIVE PER CENT (5%) OF PROFITS WHICH WAS INCREASED IN COMPLIANCE WITH SECTION 261 OF LAW 19,550 AND THE REGULATIONS ISSUED BY THE ARGENTINE SECURITIES EXCHANGE COMMISSION, IN CONNECTION WITH THE PROPOSAL OF NO DISTRIBUTING DIVIDENDS. DELEGATION OF POWERS TO THE BOARD OF DIRECTORS FOR APPROVAL OF BUDGET SUBMITTED BY THE AUDIT COMMITTEE.

The Shareholders’ Meeting approved by majority vote (a) the remuneration to the Board of Directors of an amount of Ps 21,839,571, (b) to authorize the Board of Directors (i) to timely allocate and distribute the aforementioned remuneration, in accordance with the specific tasks executed by its members, (ii) to effectuate monthly advances fees ad referendum of the consideration of the next Ordinary Shareholders’ Meeting, and (c) the delegation into the Board of Directors of the consideration, approval and allocation of the Audit Committee’s budget.

7. CONSIDERATION OF REMUNERATION PAYABLE TO THE MEMBERS OF THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED 06-30-10.

The Shareholders’ Meeting approved by majority vote not to pay remuneration to the Supervisory Committee.

8. APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE.

The Shareholders’ Meeting approved by majority vote the appointment for the term of one fiscal year, of José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Cohn as regular members of the Supervisory Committee and Alicia Rigueira, Silvia Cecilia De Feo and Roberto Murmis as alternate members of the Supervisory Committee, all of them independent under Resolution 400 of the CNV. However they have been providing remunerated professional assistance to companies under Section 33 of the Law Nº 19,550.

9. APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE ENSUING FISCAL YEAR AND DETERMINATION OF AMOUNT PAYABLE AS REMUNERATION. DELEGATION.

The Shareholders’ Meeting approved by majority vote (i) the amount of Ps. 4,936,301 paid during the fiscal year ended on June 30, 2010, (ii) to appoint for the fiscal year 2010/2011, the firms (a) PRICEWATERHOUSE&CO, member of PriceWaterhouseCoopers, designating Fabían Norberto Montero as Regular External Auditor and Raúl Leonardo Viglione as Alternate External Auditor, and (b) Abelovich Polano & Asociados, designating José Daniel Abelovich as Regular External Auditor, and Marcelo Héctor Fuxman and Roberto Daniel Murmis both as Alternate External Auditors, and (iii) the fixation of a compensation of an amount of Ps. 2,750,587, which includes professional advices relating to Sarbanes-Oxley rules, issuance of prospectus and tax consultations.

10. UPDATING THE SHARED SERVICES AGREEMENT REPORT. APPROVAL OF AMENDMENTS AND DELEGATION OF POWERS.

The Shareholders’ Meeting approved by majority vote all the action taken by the Board of Director related to the Shared Services Agreement and its amendments, which has the semi-annual review carried out by Deloitte & Co. SRL.

11. TREATMENT OF AMOUNTS PAID ON PERSONAL ASSETS TAX OF THE SHAREHOLDERS.

The Shareholders’ Meeting approved by majority vote the actions taken by the Board of Directors in relation with the tax on personal assets of the shareholders, for an amount of Ps. 285,645.47, and the aforementioned tax shall be totally assumed by the Company, for as long this decision is not modified by Shareholders’.

12. CONSIDERATION OF THE APPROVAL OF THE PROSPECTUS OF MERGER OF SHOPPING ALTO PALERMO S.A. (“SAPSA”) INTO THE COMPANY AS OF 06-30-10. RATIFICATION OF THE ACTIONS TAKEN TO THE DATE BY THE BOARDS AND/OR ATTORNEYS IN FACT OF THE COMPANY AND SAPSA IN REGARD TO THE MERGER APPROVED IN THE SHAREHOLDERS´MEETING HELD ON OCTOBER 29, 2009 ADJOURNED TO NOVEMBER 27, 2009 AND RESUMED ON SUCH DATE. DELEGATIONS AND AUTHORIZATIONS.

The Shareholders’ Meeting approved by majority vote the Prospectus of Merger of SAPSA into the Company as of June 30, 2009, and it ratified all the actions taken to the date by the Boards of Directors and attorneys in fact of the Company in regard to the aforementioned reorganization, delegating into the Board of Directors and/or attorneys in fact the execution of all related documentation.

13. RATIFICATION OF THE PAYMENT OF A BONUS TO THE COMPANY’S MANAGEMENT DULY APPROVED BY THE SHAREHOLDERS´MEETING HELD ON OCTOBER 29, 2009. RATIFICATION OF THE CALCULATION BASIS FOR THE APPLICATION OF 1%. RATIFICATION OF THE DELEGATION TO THE BOARD OF DIRECTORS IN CONNECTION WITH IMPLEMENTATION, PERCENTAGE ALLOCATION, TIME AND TERMS OF PAYMENT.

The Shareholders’ Meeting approved by majority vote to delegate into the Board of Directors the distribution of 1% of the Company’s net worth. It was also approved by majority vote to delegate into the Board of Directors its implementation, individual assignment, time and execution until the next shareholder’s meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: November 12, 2010.